100 Summer Street Mail Stop: SUM0703 Boston, MA 02111

January 30, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey W. Long

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street N.E.

Washington, D.C. 20549

Re:	TIFF Investment Program (the “Registrant”): File Nos. 811-08234 and 33-73408

Comments Pursuant to Review of the Prospectus dated April 29, 2016 and

Annual Report for the Fiscal Year Ended December 31, 2015

Dear Mr. Long:

On behalf of the Registrant, we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Registrant’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC to the Registrant’s (i) Prospectus dated April 29, 2016 filed with the SEC on April 29, 2016 (Accession No. 0001144204-16-097620) and (ii) Annual Report for the fiscal year ended December 31, 2015 filed with the SEC on March 2, 2016 (Accession No. 0001144204-16-085529) to the undersigned and Julie Lee by telephone on Wednesday, January 4, 2017. We have discussed the Staff’s comments with representatives of the Registrant. The Staff’s comments are described below and have been summarized to the best of our understanding. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus or Annual Report.

Prospectus dated April 29, 2016

1.	Comment: A footnote to the Average Annual Total Returns performance chart for TIFF Multi-Asset Fund (“MAF”) in the Prospectus notes that the performance of the Multi-Asset Fund Constructed Index (the “Constructed Index”) generated from July 1, 2009, through September 30, 2015, was reduced by 0.20% per annum, prorated monthly and that this reduction reflected an estimate of the costs of investing in the Constructed Index’s asset segments through index funds or other instruments. Please explain why this reduction of 0.20% per annum was eliminated after September 30, 2015.

1

Response: As noted in a Prospectus supplement filed with the SEC on September 23, 2015 (Accession No. 0001144204-15-056147), the Registrant’s board of trustees approved changes to the composition of the Constructed Index, effective October 1, 2015, from an index comprised of seven asset segments, with each segment assigned a benchmark selected by TIFF Advisory Services, Inc. (“TAS”), MAF’s investment advisor, to an index comprised of three broad investment categories, with each category assigned a benchmark selected by TAS. The composition of the Constructed Index has changed over time, including the most recent change, effective October 1, 2015. As noted above, from July 1, 2009 through September 30, 2015, the performance of the Constructed Index was reduced by 0.20% per annum to reflect an estimate of the costs of investing in the Constructed Index’s asset segments through index funds or other instruments and was designed to facilitate a comparison of passive investment strategies with active portfolio management (as one cannot invest directly in an index and unmanaged indices do not incur fees and expenses). Following the change in the Constructed Index effective October 1, 2015, it was determined to eliminate the 0.20% per annum reduction because the number of components making up the Constructed Index was reduced from seven to three, and, therefore, the cost of investing in the Constructed Index’s segments should be less than previously estimated. Further, the Merrill Lynch Factor Model implements an investment strategy intended to track the aggregated performance of the hedge fund universe based on the performance of a relatively diversified group of hedge funds comprising the HFRI Fund Weighted Composite Index (“HFRI”). HFRI constituent funds report monthly performance, net of all fees, so the performance that the Merrill Lynch Factor Model seeks to track is already net of fees. Lastly, over the last several years, MAF’s performance has been also regularly compared to a 65/35 Mix, comprised of 65% MSCI All Country World Index and 35% Bloomberg Barclays US Aggregate Bond Index, and since fees are not netted out of the 65/35 Mix, TAS recommended that the 0.20% per annum reduction be eliminated from the Constructed Index, resulting in greater comparability and a more challenging benchmark for MAF.

Annual Report for the Fiscal Year Ended December 31, 2015

2.	Comment: Footnote (j) to MAF’s Schedule of Investments relates to restricted securities held by MAF as of December 31, 2015, and notes that MAF monitors the acquisition of restricted securities and, to the extent that a restricted security is illiquid, will limit the purchase of such a restricted security, together with other illiquid securities held by MAF, to no more than 15% of MAF’s net assets. Footnote (j) notes that all restricted securities listed in the accompanying table are illiquid, with the exception of Canyon Value Realization Fund, L.P. (“Canyon”) and SummerHaven Commodity Offshore Fund, Ltd. (“SummerHaven”), both private investment funds. Footnote (j) notes that the Registrant’s valuation committee has deemed 10% of Canyon and 5% of SummerHaven to be illiquid in accordance with procedures approved by the Registrant’s board of trustees. Please explain and/or provide the support for the board’s conclusion that only a portion of these two Level 3 securities are illiquid. Please explain if, in making this determination, TAS or the board is “looking through” to the holdings of these two securities.

2

Response: The terms of MAF’s investment in each of Canyon and SummerHaven provide that MAF may redeem from such fund and receive 90% of its redemption proceeds, in the case of Canyon, and 95% of its redemption proceeds, in the case of SummerHaven, within seven days. The remaining 10% and 5%, respectively, is held back and payable following completion of the applicable fund’s audit, and so, as a conservative matter, due to the expected delay in receipt of these held back redemption proceeds, the amount subject to hold back was deemed to be illiquid, even though the amount due was established as of the redemption date, subject only to audit adjustment. In making this determination, neither TAS nor the board specifically “looked through” to the holdings of these two funds.

3.	Comment: The Financial Highlights table for MAF notes a return of capital. Please confirm that the return of capital was in compliance with Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: MAF pays quarterly dividends to members based upon the book income of MAF estimated in accordance with Rule 19a-1(e) under the 1940 Act. At the time the distribution was paid in December 2015, MAF’s estimates did not indicate that the distribution would include a return of capital. Once the final characterization and tax treatment of MAF’s distributions were completed in February 2016 and it was determined that the December distribution included a return of capital, in accordance with Rule 19a-1(e), MAF disclosed the recharacterization of the distribution, clearly indicating the sources of payment, including the return of capital, in a written statement pursuant to Section 19(a) of the 1940 Act, which statement accompanied the 1099-DIVs that were provided to members. In addition, MAF disclosed the sources of its distributions in the Annual Report for the fiscal year ended December 31, 2015, the first report following the recharacterization.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at 617-662-7193 if you have any questions concerning the foregoing.

Sincerely,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President and Managing Counsel

cc:	Richelle S. Maestro, Esq.

Kristin Ives, Esq.

3